UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Debevoise & Plimpton LLP

Attention: Nicholas P. Pellicani, Esq.

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 139,405,751 shares of Common Stock outstanding as of April 29, 2022, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022.

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 139,405,751 shares of Common Stock outstanding as of April 29, 2022, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022.

EXPLANATORY NOTE

This Amendment No. 4 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission and amended by Amendment No. 1 filed on May 1, 2020, Amendment No. 2 filed on May 20, 2020 and Amendment No. 3 filed on November 20, 2020 by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 2. IDENTITY AND BACKGROUND.

Schedule A of the Schedule 13D is hereby amended and restated in its entirety in the form attached hereto and incorporated by reference herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented to include the following information:

To finance the transaction contemplated by the Proposal (as defined below), affiliates of the Reporting Persons and of TPG Global, LLC (“TPG”) expect to enter into one or more debt commitment letters with third parties and equity commitment letters with their managed investment funds. Any third party financing for the transactions contemplated by the Proposal remains subject to negotiation of definitive agreements on terms acceptable to the Sponsors (as defined below). It is anticipated that a portion of the funding for the Proposal will be equity financing in the form of rollover equity from CD&R Holdings.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information:

On May 19, 2022, Clayton, Dubilier & Rice, LLC and TPG (together, the “Sponsors”) submitted a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by the Sponsors or their affiliates for cash consideration of $21.00 per share of Common Stock (the “Proposal”) to a transaction committee of the board of directors of the Issuer (the “Board”) comprised of non-management directors that are independent of the Reporting Persons and their affiliates (the “Transaction Committee”).

The Proposal does not create any legal obligations and no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Schedule 13D. While the Proposal remains under consideration by the Transaction Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Transaction Committee and its representatives. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws. Affiliates of the Reporting Persons and of TPG also expect to continue to engage in discussions and negotiations with potential financing sources and enter into one or more definitive debt commitment letters with third parties and equity commitment letters with their managed investment funds.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

Prior to the making of the Proposal, on May 19, 2022, the Issuer granted CD&R Holdings a limited waiver (the “Limited Waiver”) of the standstill restrictions contained in the Investment Agreement in order to permit the submission of the Proposal, as well as to permit CD&R Holdings to pursue, develop and, if later approved by the Board upon the recommendation of the Transaction Committee, enter into the transaction contemplated by the Proposal.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. The Sponsors reserve the right to modify or withdraw the Proposal at any time. Subject to the restrictions set forth in the Investment Agreement, as modified by the Limited Waiver, the Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. Subject to the restrictions set forth in the Investment Agreement, as modified by the Limited Waiver, if the transaction contemplated by the Proposal is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Proposal and the Limited Waiver do not purport to be complete and are subject to, and qualified in its entirety by, the full text of such documents, which are attached hereto as Exhibits 99.8 and 99.9, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i), (b) and (c) in their entirety and replacing them as follows:

(a)

(i) CD&R Holdings is the beneficial owner and direct holder of 33,670,541 shares of Common Stock. 11,066,478 of such shares of Common Stock were acquired by CD&R Holdings on February 7, 2019 in connection with the Merger, 14,357,478 of such shares of Common Stock were issued on September 9, 2020 upon conversion of 159,368 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock (the “Series A Preferred Stock”), at the option of the Issuer, pursuant to the terms of the Certificate of Designations, and 8,246,585 of such shares of Common Stock were issued on November 18, 2020 upon conversion by the Issuer of 90,632 shares of Series A Preferred Stock, at the option of the Issuer, pursuant to the terms of the Certificate of Designations and following approval by the Issuer’s stockholders on November 17, 2020 of the conversion of all outstanding shares of Series A Preferred Stock into Common Stock, which included accrued dividends in respect of the 90,632 shares of Series A Preferred Stock in the form of 81,540 shares of Common Stock. CD&R Holdings’ ownership interest is approximately 24.15% of the outstanding shares of Common Stock, based on 139,405,751 shares of Common Stock outstanding as of April 29, 2022, as reported in the Issuer’s Form 10-Q, filed with the SEC on May 5, 2022.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) Except as otherwise described in Item 5 of this Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Schedule A of this Schedule 13D, has effected any transactions in shares of Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

99.8	Letter, dated May 19, 2022, from the Sponsors to the Transaction Committee

99.9	Limited Waiver, dated May 19, 2022

99.10	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates IX, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Rima Simson	Ms. Simson is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Jessie Pamas	Ms. Pamas is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Jillian C. Griffiths	Ms. Griffiths is an officer of CD&R Investment Associates IX, Ltd.	United States of America